# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
# Washington, D.C. 20549

# FORM C/A

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C/A: Offering Statement
☐ Form C/A-U: Progress Update
✓ Form C/A/A: Amendment to Offering Statement
  ✓ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C/A-AR: Annual Report
☐ Form C/A-AR/A: Amendment to Annual Report
☐ Form C/A-TR: Termination of Reporting

***Name of issuer***
Mighty Quinn's Holdings LLC

***Legal status of issuer***

***Form***
Limited Liability Company

***Jurisdiction of Incorporation/Organization***
Delaware

***Date of organization***
November 2014

***Physical address of issuer***
90 Dayton Ave, Ste. 88

***Website of issuer***
www.mightyquinnsbbq.com

***Name of intermediary through which the offering will be conducted***
SI Securities, LLC

***CIK number of intermediary***
0001603038

***SEC file number of intermediary***
008-69440

***CRD number, if applicable, of intermediary***
170937

***Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering***
7.5% of the amount raised

*Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest*
SI Securities will receive equity compensation, in the form of a Convertible Note, equal to 5% of the principal amount of Convertible Notes sold hereunder.

*Type of security offered*
Convertible Promissory Notes

*Target number of Securities to be offered*
N/A

*Price (or method for determining price)*
Determined in conjunction with a broker-dealer.

*Target offering amount*
$25,000

*Oversubscriptions accepted:*
☑ Yes
☐ No

*Oversubscriptions will be allocated:*
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

*Maximum offering amount (if different from target offering amount)*
$1,070,000

*Deadline to reach the target offering amount*
April 24, 2020

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

*Current number of employees*
79

|  | **Most recent fiscal year-end** | **Prior fiscal year-end** |
|---|---|---|
| **Total Assets** | $7,291,893 | $8,951,559 |
| **Cash & Cash Equivalents** | $1,220,381 | $2,430,970 |
| **Accounts Receivable** | N/A | N/A |
| **Short-term Debt** | $657,015 | $236,352 |
| **Long-term Debt** | $2,377,004 | $2,547,378 |
| **Revenues/Sales** | $18,442,226 | $16,636,021 |
| **Cost of Goods Sold** | $6,838,768 | $6,001,567 |
| **Taxes Paid** | $3,715 | $6,575 |
| **Net Income** | ($2,350,538) | ($594,528) |

The above reflects the consolidated financials of Mighty Quinn's Holdings LLC and subsidiaries: CMH BBQ Holdings LLC; Greenwich BBQ LLC; Battery BBQ LLC; Broadway BBQ LLC; Upper East BBQ LLC; Clifton BBQ LLC; Garden BBQ LLC; Westchester BBQ LLC; Central BBQ LLC; SI BBQ LLC; MQ Franchising LLC; MQ Franchisor LLC; Mighty Quinn's IP LLC; BK Waterview LLC; MQ Corp LLC.

***The jurisdictions in which the issuer intends to offer the Securities:***
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
# (EXHIBIT A TO FORM C/A)
# February 20, 2020

## Mighty Quinn's Holdings LLC



## Up to $1,070,000 of Convertible Unsecured Subordinated Promissory Notes

Mighty Quinn's Holdings LLC, a Delaware limited liability company ("Mighty Quinn's", the "Company," "we," "us", or "our"), is offering up to $1,070,000 of principal amount of Convertible Unsecured Subordinated Promissory Notes of the Company (sometimes referred to herein as the "Convertible Notes;" the "Notes" or the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis, provided that the Company must reach its Target Amount of $25,000 by April 24, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (together with the Offering, the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $1,200,000 under the Combined Offerings (which includes $660,000 of Convertible Notes previously sold by the Company) (the "Closing Amount" or the "Combined Offering Minimum Amount") by April 24, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by April 17, 2020 will be permitted to increase their subscription amount at any time on or before April 24, 2020 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after April 17, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "CF Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to April 24, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased in the Offering is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding or Regulation D investment involves significant risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved.**

**These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are**

5

**based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at www.mightyquinnsbbq.com/mq-investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

**Updates**
Updates on the status of this Offering may be found at: seedinvest.com/mightyquinns

**About this Form C/A**
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C/A should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

**The Business**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C/A and the Exhibits of the Form C in their entirety.

Mighty Quinn's Holdings LLC ("Mighty Quinn's"), a Delaware Limited Liability Company, formed in November 2014, and is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

The Company is located at 90 Dayton Ave, Ste. 88. New Jersey 07055.

The Company's website is www.mightyquinnsbbq.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under Seedinvest.com/mightyquinns and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

**The Offering**

| | |
|---|---|
| **Target Amount of Convertible Notes being offered** | $25,000 |
| **CF Maximum amount of Convertible Notes** | $1,070,000 |
| **Closing Amount or Combined Offering Minimum Amount** | $1,200,000 [1] |
| **Combined Offering Maximum Amount** | $4,000,000 [2] |
| **Purchase price per Security** | Not Applicable (Convertible Notes) |
| **Minimum investment amount per investor** | $1,000 |
| **Offering deadline** | April 24, 2020 |
| **Use of proceeds** | See the description of the use of proceeds on pages 15 & 16 hereof. |
| **Voting Rights** | See the description of voting rights on pages 14 and 16. |

[1] Includes $660,000 of Convertible Notes previously sold by the Company
[2] Includes $710,000 of Convertible Notes previously sold by the Company

**RISK FACTORS**

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. An investment in the Offering involves significant risk. You should not invest any funds in the Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. The order in which the following risks are presented is not intended to reflect the magnitude of the risks described.*

**Risks Related to the Company's Business and Industry**

*The development and commercialization of the Company's products and services are highly competitive.* The Company faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The fast-casual restaurant market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

*The Company's expenses could increase as they seek to execute their current business model.* Although the Company estimates that it has enough runway until the end of 2020, the cash burn rate could increase to promote revenue growth, further develop R&D, and fund other Company operations and obligations after the raise. Doing so could require significant effort and expense, may not be feasible or may require additional capital, which may or may not be available when and if needed.

*The Company has incurred losses in its recent fiscal years and anticipates that it will continue to incur losses for the foreseeable future.* We are a development stage company with a limited operating history, and we may continue to incur significant and increasing operating losses for the next several years. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity and working capital. Because of the various risks and uncertainties associated with our business activities, we are unable to predict the extent of any future losses or when we will become profitable, if at all. To date, we have financed our operations and internal growth primarily through private placements of equity and convertible debt, as well as our bank financings.

*The Company's business model is capital intensive.* The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, then it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

*The Company projections of aggressive growth may not be realized.* If assumptions underlying projections are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Potential investors should not rely on the estimates of the Company's future results when making a decision of whether or not to invest in this offering.

***Restaurant ventures are risky and have a high failure rate.*** New restaurants, once opened, may not be profitable or may close, and the increases in average restaurant revenues and comparable restaurant sales that the Company has projected may not be realized. If the Company is unable to attract diners, reach its target average ticket size, or runs into other unforeseen challenges, Mighty Quinn's may be unable to meet its projections, resulting in investors failing to recoup their initial investment, be paid smaller than expected returns, and may result in some of the Company's restaurants closing. The Company's ability to operate any new restaurants profitably will depend on many factors, some of which are beyond its control, including:

- consumer awareness and understanding of its brand;
- general economic conditions, which can affect restaurant traffic, local labor costs, and prices for food products and other supplies;
- changes in consumer preferences and discretionary spending;
- difficulties obtaining or maintaining adequate relationships with distributors or suppliers;
- increases in prices for commodities, including proteins; and
- other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

***The Company's business operations are currently concentrated in a single geographic area and are therefore susceptible to economic and other trends and developments, including adverse economic conditions, in this area.*** The Company's financial performance is currently dependent on its restaurant locations located in the New York metropolitan area. As a result, adverse economic conditions in this area could have a material adverse effect on its overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on the business.

***The Company intends to grow, in part, through the sale of franchised locations and no assurance can be given that we will be successful in these efforts.*** We currently anticipate increasing the number of our restaurants through the sale of franchised locations throughout the United States. These efforts and our performance depend, in part, upon (i) our ability to attract and retain qualified franchisees and (ii) the franchisees' ability to execute our concept and capitalize upon our brand recognition and marketing. If franchisees do not adequately operate or manage their restaurants, our image and reputation, and the image and reputation of other franchisees, may suffer materially and system-wide sales could significantly decline. Additionally, the quality of franchised restaurant operations may be diminished if franchisees do not operate restaurants in a manner consistent with the law or our standards and requirements, or if they do not hire and train qualified managers and other restaurant personnel. If we are unsuccessful in these efforts, our results of operation will be adversely affected and our financial projections will suffer.

***The Company could face liability from or as a result of our franchisees.*** Various state and federal laws govern our relationship with our franchisees and our potential sale of a franchise. If we fail to comply with these laws, we could be liable for damages to franchisees and fines or other penalties. A franchisee or government agency may bring legal action against us based on the franchisee/franchisor relationship. Also, under the franchise business model, we may face claims and liabilities based on vicarious liability, joint-employer liability, or other theories or liabilities. All such legal actions not only could result in changes to laws, making it more difficult to appropriately support our franchisees and, consequently, impacting our performance, but, also, such legal actions could result in expensive litigation with our franchisees or government agencies that could adversely affect both our profits and relationships with our franchisees. In addition, other regulatory or legal developments may result in changes to laws or the franchisor/franchisee relationship that could negatively impact the franchise business model and, accordingly, our profits.

***The Company and/or its affiliates hold one or more liquor licenses from the New York State Liquor Authority (the "NYSLA").*** In order to comply with NYSLA liquor licensing rules, you must warrant and represent to the Company that the following representations are true: (i) you are at least twenty-one (21) years of age; (ii) you are not an active duty police officer; (iii) you are not a person whose license to sell alcoholic beverages has been, has been threatened to be, or is in the process of being, revoked by any governmental authority; (iv) you are not a convicted felon in any jurisdiction; (v) you are either a citizen of the United States of America, a permanent resident alien, or a citizen of a country with a treaty allowing persons to obtain a visa to enter the United States of America to engage in trade; and (vi) you do not have any interest, whether as a proprietor, partner, executive, stockholder, principal, agent, consultant, director, officer, or in any other capacity or manner whatsoever, in any of the following: a wholesale alcoholic beverage company, or an alcohol distributor, producer, importer, or manufacturer.

***The Company depends on its Co-CEO's and Pitmaster, the loss of any of whom could materially harm the business.*** The Company relies upon the accumulated knowledge, skills and experience of its owners, executives and key employees. If any of those individuals were to leave or become incapacitated, the Company might suffer in its planning and execution of business strategy and operations, impacting the brand and financial results.

***The Company is currently managed by two of its members and has not yet formed a Board.*** Although the Company is not legally required to have a board to conduct operations, boards play a critical role in effective risk oversight. A board helps ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that a Board will be put in place.

***The Company does not have formal advisor agreements in place with listed advisors.*** Advisor agreements typically provide the expectation of the engagement, services, compensation, and other miscellaneous duties and rights of the Company and advisor. These individuals may not be compensated for their expertise and advice. There is no guarantee that advisor agreements will be entered into.

***Compliance with and changes in employment laws or regulation could harm our performance or cause the Company to be subject to litigation.*** Various federal, state, regional and local labor laws govern our relationship with our employees and affect operating costs. These laws include, but are not limited to, minimum wage requirements, overtime pay, tip allocations, paid time off, family leave mandates, work scheduling, healthcare reform, unemployment tax rates, notice of pay disclosures, workers compensation rates, citizenship requirements and sales taxes. As the regulatory landscape continues to change and become more complex, it can be difficult to know all of the regulations, understand them clearly, and comply timely and consistently. Complying with this regulatory landscape subjects us to additional expense and exposes us to liabilities from claims for non-compliance. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, scheduling laws, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, or changing regulations from the National Labor Relations Board, other agencies or an administration occupying the White House.

In 2018 the Company received a letter from a plaintiff attorney alleging that the Company's tip pooling methodologies may not have been in compliance with regulatory requirements. The Company has been cooperative in disclosing the employee payment details related to this claim and we are currently in settlement discussions in regard to this matter but there is no guarantee that a settlement will be successfully reached.

***The Americans with Disabilities Act is a federal law that prohibits discrimination on the basis of disability in public accommodations and employment.*** Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants or to our guest-facing technologies in order to provide service to or make reasonable accommodations for disabled persons. In addition, there are evolving requirements and protocols for customer facing websites to comply with ADA best practices. The Company's efforts to stay in compliance with these changing protocols could fall short and may expose it to the risk of litigation.

***The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.*** It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive food and beverage space. Additionally, the restaurants may be in a market where customers will not have brand loyalty.

***Maintaining, extending and expanding our reputation and brand image are essential to our business success.*** We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, negative publicity could reduce sales at the restaurant. The Company may, from time to time, be faced with negative publicity relating to food quality, the safety, sanitation and welfare of restaurant facilities, customer complaints or litigation alleging illness or injury, health inspection scores, integrity of the Company's or its suppliers' food processing and other policies, practices and procedures, employee relationships and welfare or other matters. Negative publicity may adversely affect the Company, regardless of whether the allegations are valid or whether the Company is held to be responsible. In addition, the negative impact of adverse publicity relating to another restaurant owned by the same holding company may extend beyond the restaurant involved, especially due to the high geographic concentration of the holding company's restaurants, to affect some or all of its other restaurants, including franchised restaurants. A similar risk exists with respect to food service businesses unrelated to the Company, if customers mistakenly associate such unrelated businesses with the Company's operations. Employee claims based on, among other things, wage and hour violations, discrimination, harassment or wrongful termination may also create not only legal and financial liability but negative publicity that could adversely affect the Company and divert its financial and management resources that would otherwise be used to benefit the future performance of its operations.

***The Company is vulnerable to changes in consumer preferences and economic conditions that could harm its business, financial condition, results of operations and cash flow.*** Food service businesses depend on consumer discretionary spending and are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. Factors such as traffic patterns, weather, fuel prices, local demographics and the type, number and locations of competing restaurants may adversely affect the performances of individual locations. In addition, economic downturns, inflation or increased food or energy costs could harm the restaurant industry in general and the Company's locations in particular. Adverse changes in any of these factors could reduce consumer traffic or impose practical limits on pricing that could harm the business, financial condition, results of operations and cash flow. There can be no assurance that consumers will continue to regard barbecue favorably or that the Company will be able to develop new menu items that appeal to consumer preferences. The business, financial condition, and results of operations depend in part on the Company's ability to anticipate, identify and respond to changing consumer preferences and economic conditions.

***Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of the Company's liquor and food service licenses and, thereby, harm its business.*** The restaurant industry is subject to various federal, state, and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure to obtain and maintain these licenses, permits, and approvals could adversely affect the Company's operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that a Company's conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect the Company's restaurant, which would adversely affect their business. Alcoholic beverage control regulations generally require restaurants to apply to a state authority and/or county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect the Company's business, financial condition, or results of operations.

The Company has indicated that it is required to obtain certain licenses and permits in order to operate, but SeedInvest has not reviewed such licenses and permits.

***The Company's insurance policies may not provide adequate levels of coverage against all claims.*** We maintain insurance coverage that is customary for businesses of our size and type. However, there are types of losses that may be incurred by the Company that cannot be insured against or that may not be commercially reasonable to insure. These losses, if they occur, may have a material and adverse effect on our business and results of operations. We may incur material losses and costs as a result of future product liability claims that may be brought against us. As a producer and marketer of consumer products, we may be subjected to various product liability claims. There can be no assurance that our product liability insurance will be adequate to cover any loss or exposure for product liability, or that such insurance will continue to be available on terms acceptable to management. Any product liability claim not fully covered by insurance, as well as any adverse publicity from a product liability claim or product recall, could have a material adverse effect on our financial condition or results of operations.

***The Company currently has approximately $2,592,062 in secured debt as of September 30, 2019.*** The terms of this debt (sometimes referred to herein as the "Bank Loan") requires the Company to dedicate a substantial portion of its cash flow from operations (approximately $30,000 per month currently) or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. In addition, the terms of the Bank Loan provide that upon any event of default, the Lender may declare all or any portion of the Bank Loan to be immediately due and payable. One of the Events of Default under the Bank Loan is a general inability to pay its debts. The outstanding principal balance and accrued interest of the Bank Loan is secured by a lien and security interest on the Company' assets and income generated by the Company and is personally guaranteed by certain managing members. See Note 5 of Exhibit B: Financials for more detail.

Specifically, the Bank Loan includes a $1,000,000 revolving line of credit which was entered into in November 2017 (the "Revolving Credit Line") which can be renewed annually. The Company is able to draw on the Revolving Credit Line to support working capital needs of its leased restaurant locations. Interest on the Revolving Credit Line is payable at a fixed rate of 5.5% and is paid monthly. Borrowings under the Revolving Line of Credit were $400,000 and $0 as of December 31, 2018 and 2017, respectively. For the years ending December 31, 2018 and 2017, interest expense on the Revolving Line of Credit was $3,400 and $0, respectively.

In addition, on September 20, 2018, the Company entered into an equipment loan with another lender (the "Equipment Loan") to purchase equipment. The Equipment Loan is payable monthly and will mature in September 2023. Interest on the Equipment Loan is fixed at 9%. Borrowings under the Equipment Loan were $56,672 as of December 31, 2018 and interest expense on expense on the Equipment Loan was $1,737 for the year then ended.

On December 31, 2013, the Company entered into an auto loan (the "Auto Loan") to purchase a delivery truck. The Auto Loan matured in December 2019.  Borrowings under the Auto Loan were $7,661 and $15,708 as of December 31, 2018 and 2017, respectively. Interest on the Auto Loan is fixed at 3.9%. For the years ended December 31, 2018 and 2017, interest expense on the Auto Loan was $470 and $777, respectively. The Auto Loan is no longer outstanding.

***The Company is also subject to certain financial covenants pursuant to the Bank Loan and Revolving Credit Line.*** The Company did not meet certain financial covenants pursuant to the Bank Loan and Revolving Credit Line during the year ended December 31, 2018. On May 15, 2019 the Lender issued a waiver for failing to meet the covenants during the year ended December 31, 2018.  No assurance can be provided on whether the Company will meet the financial covenants for the year ended December 31, 2019 and for subsequent periods.  In the event these financial covenants are not met for the year ended December 31, 2019 or for subsequent periods, the Company will seek waivers from the Lender and no assurance can be given that such waivers will be granted.   If such waivers are not granted, the Lender may elect to accelerate payments under the Bank Loan at such time.

***In accordance with the Company's operating agreement, managing members shall be eligible to receive compensation in exchange for services to the Company (the "Management Fees").*** The managing members can adjust the Management Fees when they deem appropriate, provided the Company shall maintain sufficient cash reserves. If there are not sufficient cash reserves to incur the Management Fees to the managing members, such payments will be deferred until the Company has sufficient cash reserves.

***The Company has one major vendor that is relies upon.*** The Company had one vendor that accounted for approximately 70.14% and $4,796,703 of the cost of sales for the year ended December 31, 2018. The Company had one vendor that accounted for approximately 71.39% and $4,284,460 of the cost of sales for the year ended December 31, 2017. The Company expects to maintain the relationship with this vendor. Failure to maintain this relationship in a satisfactory manner may result in a material adverse effect on the Company's operations.  As of December 31, 2018, and 2017 the Company has not experienced any losses resulting from these concentrations, respectively.

***The Company has not prepared any audited financial statements***. Although we believe that our books and records are satisfactorily maintained, the financial statements annexed to the Form C have not been audited, which could adversely affect your ability to evaluate our business and future prospects. These financial statements may be subject to significant adjustments upon the completion of an audit conducted in accordance with generally accepted accounting principles. No such audit of our financial statement is planned.

***The Company is a holding company and its only material assets are its ownership interests in its subsidiaries.*** The subsidiaries include: CMH BBQ Holdings LLC; Greenwich BBQ LLC; Battery BBQ LLC; Broadway BBQ LLC; Upper East BBQ LLC; Clifton BBQ LLC; Garden BBQ LLC; Westchester BBQ LLC; Central BBQ LLC; SI BBQ LLC; MQ Franchising LLC; MQ Franchisor LLC; Mighty Quinn's IP LLC; BK Waterview LLC; MQ Corp LLC. The Company is dependent upon distributions from its subsidiaries to pay taxes and other expenses and has no independent means of generating revenue. To the extent the Company may need funds to pay liabilities or to fund operations, and the subsidiaries are restricted from making distributions to the Company under applicable agreements, laws or regulations, or do not have sufficient cash to make these distributions, the Company may have to borrow funds to meet these obligations and operate the business. This could cause its liquidity and financial condition to be materially adversely affected.

***The total amount to be raised includes investments made outside of the SeedInvest platform via Regulation D.*** In May, 2019, the Company raised $710,000 through the sale of Convertible Notes. This was done prior to the launch of the SeedInvest campaign. $660,000 of this prior raise amount will count towards reaching the Combined Offering Minimum Amount, at which time funds can be released from escrow. In addition, proceeds from the prior raise have been used to fund the working capital needs of the Company since the time of that closing.

***The Total Amount Raised, as reflected on the SeedInvest platform, may be partially comprised of investments from the Company's management or affiliates.*** Investments made by management or its affiliates will not count towards reaching the Combined Offering Minimum Amount, at which time funds can be released from escrow. If the sum of the investment commitments does not equal or exceed the Combined Offering Minimum Amount at the offering end date, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned. As a result, the Total Amount Raised may not be reflective of the Company's ability to conduct a closing.

***Management has broad discretion in using the net proceeds from this Offering.*** We have only stated, in a general manner, how we intend to use the net proceeds from this Offering. We cannot, with any assurance, be more specific at this time. We will have broad discretion in the timing of the expenditures and application of proceeds received in this Offering. If we fail to apply the net proceeds effectively, we may not be successful in implementing our business plan. You will not have the opportunity to evaluate the economic, financial or other information upon which we base our decisions to use the net proceeds.

***The disclosures contained in this document are subject to change over time.*** Certain disclosures in this document are not based on historical facts but represent the management's current expectations and estimates about the Company, the Company's industry segment and management's present beliefs and assumptions about the Company's operations and potential growth plans. These disclosures are subject to change over time due to changes in our business, if any, and any changes that are outside of our control, such as changes to market trends, regulations affecting us, our customers or their customers, economic conditions and other things that may have an implication on the way we conduct our business.

## Risks Related to the Securities

***The Convertible Notes currently being offered are unsecured and subordinate to all other debt.*** The convertible notes are subordinate to the Bank Loan including any amounts drawn on the Company's Revolving Line of Credit. There is a scenario where the repayment capabilities of the Company could not be sufficient to repay secured indebtedness which would leave no remaining value to repay the Convertible Notes at maturity.

***Your investment in Convertible Notes could potentially convert into common equity upon a qualified financing.*** The definition of a qualified financing within the Company's Convertible Promissory Note is not limited to sales of preferred equity. As such, if the Company completes a qualified financing of common equity, your Note may automatically convert into common equity.

13

***The Convertible Note will not be freely tradable until one year from the initial purchase date. Although the Convertible Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

***We are selling Convertible Notes that will convert into equity or will be repaid in limited circumstances.*** These Notes only convert or result in repayment in limited circumstances. If the Convertible Note reach their maturity date, investors may elect to either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest (their "Balance") or (b) convert the Convertible Note into a new class of common membership interest ranking junior to certain outstanding membership interests in the Company. If there is a Sale Event (as defined in the Note) that occurs before a qualified equity financing or the maturity date, investors will receive a payment equal to the greater of (x) 150% of their Balance or (y) the amount they would have been entitled to receive if immediately prior to the consummation of such transaction, the Balance had converted to membership interests at the Target Valuation Price (as defined in the Note). If there is a qualified equity financing (in essence, an equity financing of membership interests resulting in aggregate gross proceeds of not less than $3,000,000) prior to the maturity date, the Notes will convert into a yet to-be-determined class of membership interests based on a formula factoring in a valuation cap of $40,000,000 and a discount of 20% to the equity sold in such financing, as specifically described in the Convertible Promissory Note. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $40,000,000 valuation cap (in which case the Note will convert at a 20% discount to the per share price of the securities issued in the qualified financing), so you should not view the $40,000,000 as being an indication of the Company's value. The above only summarizes some of the terms of the Convertible Notes and is qualified in its entirety by the terms contained in the Convertible Note.

***We have not assessed the tax implications of the Convertible Note.*** The Convertible Note is a type of debt security on its face. However, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company or the issuance of equity. Investors should consult their tax advisers.

***You may have limited rights.*** The Convertible Note does not limit conversion in a qualified financing of preferred stock only, and there is no way to know what voting rights the securities issued upon conversion of the Notes will have in the future. There is a possibility that your Notes will convert into common membership interests in the Company, with no liquidation preference or standard preferred shareholder protections.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 67.38% of the Company's voting securities. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

***If we do not successfully complete a Qualified Financing, the Notes will remain outstanding and it is unlikely that we will be able to repay the Notes when they become due.*** The Notes sold in this Offering represent bridge financing for the Company. If we are not successful in consummating a Qualified Financing prior to the maturity date of the Notes investors will be able to elect conversion of the Notes or repayment of the Notes. We do not anticipate that we will have the funds necessary to repay the Notes when they become due or that our senior lenders will permit us to repay the Notes when they become due. In addition, we cannot assure you that we will be able to raise any additional financing on terms acceptable to us, or at all.

***The terms of the securities into which the Notes would convert have not yet been determined.***
If any time prior to the Maturity Date, we consummate a Qualified Financing (as defined in the Note), the entire principal amount of the Notes and all accrued interest thereon will automatically convert into the securities issued in such financing. At that time, you will lose your status as a holder of debt. As of the date of this Form C/A, we have not determined the terms of the Qualified Financing (or the securities to be issued therein) and no assurances can be given that we will be successful in completing such a financing.

***The Notes are unsecured and you would be unlikely to recover the full amount of your investment should we default on payment of the Notes.*** The Notes will not be secured by any of our assets, nor guaranteed by any person. In the event the Company is not in a position to make its payment of principal or interest obligations under the Notes following an event of default, you will not be able to foreclose on any of the Company's assets under any security agreement. In addition, the Notes will be subordinate in right of payment to any existing and future Senior Indebtedness (as defined in the Note). There can be no assurance that an investor would be able to recover the full amount, if any amount, of its investment should the Company default on payment of the Notes.

***The Note conversion price was determined by the Company and may not be indicative of the Company's actual value or the value of the securities issuable upon conversion of the Notes***. The conversion price of the Notes, which varies upon the occurrence of certain events, was determined after taking into account, among other things, our business and growth plans and other factors that the Company deemed relevant. The applicable Note conversion price is not necessarily related to the asset value, net worth or any other established criteria of value of the Company.

## BUSINESS

### Description of the Business
Our vision is to be a leading provider of authentic, slow-smoked BBQ, prepared with the highest quality ingredients. We aim to provide the best service in the industry and to foster human connections by positively engaging our employees and guests.

### Business Plan
Mighty Quinn's got its start serving brisket at an outdoor weekend food market in Brooklyn where guests waited in long lines for a taste of authentic slow smoked BBQ. Our instinct that this amazing food category had been underserved was immediately validated, which led to our opening of the flagship Mighty Quinn's location in Manhattan's East Village in 2012. After earning "best new restaurant" in New York City by Zagat and receiving a glowing review on the cover of the New York Times dining section, we proceeded to open new locations. There are currently nine corporate locations, licensed locations in Yankee Stadium and Madison Square Garden, and a 12-unit, franchisee-contracted development pipeline.

Since our founding seven years ago, Mighty Quinn's has evolved into a scalable operation that's been retooled for franchise growth. We operate a 13,000 square foot facility serving our corporate and licensed locations that is currently 50% utilized. Our operational systems and standards allow for franchisees to take advantage of both on-premise (in restaurant dining) and off-premise (catering, delivery and takeout) revenue streams, which is the fastest growing segment of the dining market. Our fast casual format allows for the efficient use of labor and can be operated from smaller real estate footprints than typically needed to execute an authentic BBQ menu.

Being successful in today's dining market means meeting guests where they want to be served, optimizing operations for a growing digital sales channel, cultivating a welcoming environment, and pursuing environmentally sustainable business practices wherever possible. Mighty Quinn's started as a food-focused passion project and has grown into a brand that we believe has the tools to successfully compete in the $50 billion fast casual segment.

### Litigation
On June 20, 2019 a complaint was filed in the Southern District Court of New York against one our subsidiaries, CMH BBQ Holdings LLC, alleging that the Company's restaurant location at 103 2nd Ave was not compliant with ADA accessibility standards. The Company believes it has adhered to ADA best practices in this matter. The case is ongoing.

On January 14, 2020 a complaint was filed in the Southern District Court of New York against one of our subsidiaries, Battery BBQ LLC, alleging that the Company's website was not compliant with ADA accessibility standards. The

Company maintains an accessibility policy for its website and believes it has adhered to ADA best practices in this matter. The case is ongoing.

**USE OF PROCEEDS**
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*
The use of proceeds for expenses related to the CF Offering and the Combined Offering are as follows:
- If the Company raises the Target Amount of $25,000 from the CF Offering, it will use 47.50% of the proceeds, or $11,750, towards offering expenses;
- If the Company raises the Closing Amount of $1,200,000 from the Combined Offering, it will use 9.54% of the proceeds, or $46,750, towards offering expenses; and
- If the Company raises the CF Maximum Amount of $1,070,000, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if CF Maximum Amount Raised |
|---|---|---|---|
| Marketing & Franchisee Acquisition | 40% | 15% | 15% |
| Corporate Support (CMO) | 24% | 16% | 16% |
| General Corporate Purpose | 36% | 69% | 69% |

The Offering Expenses above do not include legal expenses incurred by the Company in connection with the Offering, estimated to be no greater than $10,000.

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Micha Magid | Co-Founder, Co-CEO | Co-Founder and Co-CEO of Mighty Quinn's BBQ (finance and marketing) |
| Christos Gourmos | Co-Founder, Co-CEO | Co-Founder and Co-CEO of Mighty Quinn's BBQ (operations and training programs) |
| Hugh Mangum | Co-Founder, Pitmaster | Co-Founder and Pitmaster of Mighty Quinn's BBQ (chef and pitmaster) |

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | AntiDilution Rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|---|
| Preferred Equity | $3,000,000 | N/A | YES | N/A | **8.4%** | N/A |

During the year ended December 31, 2017, $3,000,030 was contributed by the Company's members as a capital contribution. These capital contributions were made to support ongoing operations and for further expansion of its restaurants and franchises throughout the United States.

The Company has the following debt outstanding as of September 30, 2019:

| Type of debt | Name of creditor | Amount outstanding | Interest rate and payment schedule | Amortization schedule | Describe any collateral or security | Maturity date | Other material terms |
|---|---|---|---|---|---|---|---|
| Convertible Notes | Multiple | $710,000 | 10% | N/A | N/A | 12/31/2021 | N/A |
| Bank Loan | ConnectOne Bank | $2,346,106 | 4.5% | Yes | Secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain managing members | 8/1/2026 | N/A |
| Revolving Credit Line | ConnectOne Bank | $245,956 | 5.50% | Yes | Secured by a lien on the Company's security interests in substantially all assets and income generated by the Company and is personally guaranteed by certain | | N/A |

| | | | | | managing members | | |
|---|---|---|---|---|---|---|---|
| Equipment Loan | Navitas Credit Corp | $39,462 | N/A | Yes | N/A | | N/A |

## Ownership

A majority of the Company is owned by a few individuals. Those individuals are Micha Magid and Christos Gourmos.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|---|---|---|
| Christos Gourmos | Class A | 35.43% |
| Micha Magid | Class A | 33.95% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C/A and attached as Exhibit B of the Form C in addition to the following information. Financial statements are attached hereto as Exhibit B.**

## Operations

Mighty Quinn's Holdings LLC ("Mighty Quinn's") is a holding company of a restaurant group. On January 1, 2015 the members of the subsidiary companies transferred their interests for an interest in Mighty Quinn's. The subsidiary companies became wholly-owned by Mighty Quinn's. The consolidated financial statements include the accounts of Mighty Quinn's and its wholly-owned subsidiaries (collectively, the "Company"). The Company operates its own restaurants and also sells franchises. The Company was organized under the laws of the State of Delaware.

## Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $697,225 in cash on hand as of December 31, 2019, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

## Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

## Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached as Exhibit B in the Form C.

## Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Notwithstanding anything contained above, no specific valuation is applicable to the securities issued in this Offering as the Company is offering Convertible Notes with conversion events to equity that is based on the valuation attendant to a potential subsequent financing event and other potential future events.

## Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Series A | May 31, 2017 | 4(a)(2) | Preferred Equity | $3,000,000 | Working capital |
| Series B | May 2019 | 506(b) | Convertible Notes | $710,000 | Working capital |

## THE OFFERING AND THE SECURITIES

### The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Note.

The Convertible Note sold in this Offering will convert in the following circumstances:

- Once a "qualified equity financing" occurs, the Notes will automatically convert into the shares of the equity sold in the qualified equity financing.

- If the maturity date is reached, the Note holders will have the option to convert into a new class of common membership interests ranking junior to the current outstanding membership interests in the Company.

The price at which the Convertible Note sold in this Offering will convert in certain events will be:

- If there is a qualified equity financing (in essence, an equity financing of membership interests resulting in aggregate gross proceeds of not less than $3,000,000), the Notes will convert into a yet to-be-determined class of membership interests based on a formula factoring in a valuation cap of $40,000,000 (the "Target Valuation") and a discount of 20% to the equity sold in such financing, as specifically described in the Convertible Promissory Note; or
- If the Convertible Note reach its maturity date, investors may elect to convert the Convertible Note into a new class of common membership interest ranking junior to certain outstanding membership interests in the Company at the Target Valuation Price (i.e., the Target Valuation divided by the Fully Diluted Capitalization (as defined in the Note).

If there is a Sale Event (as defined in the Note) that occurs before a qualified equity financing or the maturity date, investors will receive a payment equal to the greater of (x) 150% of their Balance or (y) the amount they would have been entitled to receive if immediately prior to the consummation of such transaction, the Balance had converted to membership interests at the Target Valuation Price (as defined in the Note).

Until the earlier of the qualified equity financing, the maturity date of the Convertible Note, or the Sale Event, the Convertible Note accrues an annual interest rate of 10%.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000, with a CF Maximum Amount of $1,070,000.

Additionally, we have set a minimum Closing Amount of $1,200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close. The foregoing amount includes $660,000 of Convertible Notes previously sold by the Company.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Note in the Regulation D offering convert under the same terms to the Convertible Note in this Offering.

**Dilution**
Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted if the Company issues additional equity securities following such conversion. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of Convertible Note into shares. Typically, the terms of Convertible Note  issued by early-stage companies provide that in the event of another round of financing, the holders of the Convertible Note get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Convertible Note may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Convertible Note get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the Convertible Note will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Restrictions on Transfer**
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

**Other Material Terms**
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

**Conflicts of Interest**

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

## OTHER INFORMATION

**Bad Actor Disclosure**
None.

## SEEDINVEST INVESTMENT PROCESS

*Making an Investment in the Company*

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Convertible Note. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the Combined Offering Minimum Amount of $1,200,000 (which includes $660,000 of Convertible Notes previously sold by the Company) and the Target Amount of $25,000 under the CF Offering, it will not close this Offering;
- If an issuer reaches a Target Amount and the Combined Offering Minimum Amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the Target Amount and the Combined Offering Minimum Amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Micha Magid
_____
(Signature)

Micha Magid
_____
(Name)

Co-Founder, Co-CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Micha Magid
_____
(Signature)

Micha Magid
_____
(Name)

Co-Founder, Co-CEO
_____
(Title)

02/20/2020
_____
(Date)

/s/Christos Gourmos
_____
(Signature)

Christos Gourmos
_____
(Name)

Co-Founder, Co-CEO
_____
(Title)

02/20/2020
_____
(Date)

***Instructions.***

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.